CONSENT OF EXPERT

To:	United States Securities and Exchange Commission

Re:	Great Panther Mining Limited (the "Company")
Prospectus Supplement dated August 2, 2019

I, Fernando A. Cornejo, P.Eng, Vice-President Projects and Technical Services for the Company, consent to being named in the Company's prospectus supplement dated August 2, 2019 (the "Prospectus Supplement") and to the reference to me with respect to the disclosure in the Company's news described below (the "News Release") that has been incorporated by reference into the Prospectus Supplement and any extracts from, or a summary of, the News Release in the written disclosure contained in the Prospectus Supplement or incorporated by reference therein:

  News Release dated July 30, 2019 entitled "Great Panther Announces High Grade Drilling Results from Exploration Program at Tucano Gold Mine".

I also consent to the filing of this consent under cover of Form 6-K with the United States Securities and Exchange Commission (the "SEC") and of the incorporation by reference of this consent into the Company's Registration Statement on Form F-10 (File No. 333-231830), as amended, filed with the SEC.

Dated this 2nd day of August, 2019

/s/ Fernando A. Cornejo

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Fernando A. Cornejo, P.Eng
Vice-President Projects and Technical Services